ING USA Annuity and Life Insurance Company
and its Separate Account B

ING Rollover Choice[SM] Variable Annuity Contracts

Supplement dated June 23, 2009 to the Contract Prospectus dated May 1, 2009, as amended

The following information updates and amends certain information contained in your variable annuity Contract Prospectus dated May 1, 2009. Please read it carefully and keep it with your current Contract Prospectus for future reference.

1. The Minimum Guaranteed Income Benefit (MGIB) Rider will no longer be available as an optional rider for purchase by new contract holders on or after July 20, 2009.

2. The information for the funds referenced below appearing in the Contract Prospectus under Appendix B–The Funds is hereby deleted and replaced with the following:

Fund Name	Investment Adviser/Subadviser	Investment Objective(s)
ING Investors Trust – ING Clarion Global Real Estate Portfolio	ING Investments, LLC **Subadviser:** ING Clarion Real Estate Securities L.P.	A *non-diversified* Portfolio that seeks to provide investors with high total return, consisting of capital appreciation and current income.
ING Partners, Inc. – ING Davis New York Venture Portfolio	Directed Services LLC **Subadviser:** Davis Selected Advisers, L.P. (Davis)	Seeks long-term growth of capital.
ING Partners, Inc. – ING JPMorgan Mid Cap Value Portfolio	Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc. (JPMIM)	Seeks growth from capital appreciation.
ING Strategic Allocation Portfolios, Inc. – ING Strategic Allocation Conservative Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized).
ING Variable Portfolios, Inc. – ING U.S. Bond Index Portfolio	ING Investments, LLC **Subadviser:** Neuberger Berman Fixed Income LLC	Seeks investment results (before fees and expenses) that correspond to the total return of the Barclays Capital U.S. Aggregate Bond Index®.

3. The following information replaces the 2nd paragraph of the "ING USA ANNUITY AND LIFE COMPANY" section located on page 6 of the Contract Prospectus in its entirety:

Directed Services LLC, the distributor of the Contracts and the investment manager of ING Investors Trust, is also a wholly owned indirect subsidiary of ING. ING also indirectly owns ING Investments, LLC and ING Investment Management Co., portfolio managers of the ING Investors Trust and the investment managers of the ING Variable Insurance Trust, ING Variable Products Trust and ING Variable Product Portfolios, respectively.